SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13D/A

                                  Amendment #4

                   Under the Securities Exchange Act of 1934




                      IMMULOGIC PHARMACEUTICAL CORPORATION
                      ------------------------------------
                                (Name of Issuer)


                     Common Stock par value $.01 per share
---------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  45252R 10 0
                               -----------------
                                 (CUSIP Number)


William K. Hoskins, Esq.                       Harry R. Benz
General Counsel                                Hoechst Corporation
Hoechst Marion Roussel, Inc.                   Route 202-206
9300 Ward Parkway                              P.O. Box 2500
Kansas City, Missouri 64114                    Somerville, NJ 08876-1258
(816) 966-4000                                 (517) 636-1000
---------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                                 July 18, 1995
            -------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(4)(i)(A) or (B), check the following box. [ ]

Check the following box if a fee is being paid with this statement [  ].

                                  Page 1 of 7

                           There is no Exhibit Index

CUSIP No.  45252R 10 0
___________________________________________________________________________

1)   Name of Reporting Person and its          Hoechst Marion Roussel, Inc.
     I.R.S. Identification Number                 44-0565557
___________________________________________________________________________

2)   Check the Appropriate Box if                                (a)[  ]
     a Member of a Group                                         (b)[ x]
___________________________________________________________________________

3)   SEC Use Only
___________________________________________________________________________

4)   Source of Funds                                             WC
___________________________________________________________________________

5)   Check Box if Disclosure of Legal                               [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
___________________________________________________________________________


6)   Citizenship or Place of Organization                          Delaware
___________________________________________________________________________

               7)   Sole Voting Power                            1,250,000*
Number of      ____________________________________________________________
Shares
Beneficially   8)   Shared Voting Power                                   0
Owned by       ____________________________________________________________
Each
Reporting      9)   Sole Dispositive Power                       1,250,000*
Person With    ____________________________________________________________

               10)  Shared Dispositive Power                              0
___________________________________________________________________________

11)  Aggregate Amount Beneficially Owned                         1,250,000*
     by Each Reporting Person
___________________________________________________________________________

12)  Check Box If the Aggregate Amount                                [   ]
     in Row (11) Excludes Certain Shares
___________________________________________________________________________

13)  Percent of Class Represented                                     6.13%
     by Amount in Row (11)
___________________________________________________________________________

14)  Type of Reporting Person                                            CO
___________________________________________________________________________

* Includes 250,000 shares that may be acquired on or before December 17, 1996, upon exercise of a stock option.

CUSIP No.  45252R 10 0
___________________________________________________________________________

1)   Name of Reporting Person and its              Hoechst Corporation
     I.R.S. Identification Number                  22-1862783
___________________________________________________________________________

2)   Check the Appropriate Box if                                  (a)[   ]
     a Member of a Group                                           (b)[ X ]
___________________________________________________________________________

3)   SEC Use Only
___________________________________________________________________________

4)   Source of Funds                                        Not Applicable
___________________________________________________________________________

5)   Check Box if Disclosure of Legal                                  [  ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
___________________________________________________________________________


6)   Citizenship or Place of Organization                          Delaware
___________________________________________________________________________

               7)   Sole Voting Power                           1,250,000*#
Number of      ____________________________________________________________
Shares
Beneficially   8)   Shared Voting Power                                   0
Owned by       ____________________________________________________________
Each
Reporting      9)   Sole Dispositive Power                      1,250,000*#
Person With    ____________________________________________________________

               10)  Shared Dispositive Power                              0
___________________________________________________________________________

11)  Aggregate Amount Beneficially Owned                        1,250,000*#
     by Each Reporting Person
___________________________________________________________________________

12)  Check Box If the Aggregate Amount                                [   ]
     in Row (11) Excludes Certain Shares
___________________________________________________________________________

13)  Percent of Class Represented                                     6.13%
     by Amount in Row (11)
___________________________________________________________________________

14)  Type of Reporting Person                                            CO
___________________________________________________________________________

* Includes 250,000 shares that may be acquired on or before December 17, 1996, upon exercise of a stock option.

# Hoechst Corporation disclaims beneficial ownership of these securities (See Item 2 (a) - (c), (f)).

     This Amendment to the Statement on Schedule 13D (the "Schedule 13D") with respect to the Common Stock of ImmuLogic Pharmaceutical Corporation (the "Issuer"), of Hoechst Marion Roussel, Inc., a Delaware corporation ("HMRI", formerly Marion Merrell Dow Inc. ("MMD")), and Hoechst Corporation, a Delaware corporation ("Parent"), is filed to report a change in the form of Parent's possible deemed beneficial ownership of the Issuer's securities resulting from the merger on July 18, 1995, of H Pharma Acquisition Corporation, a Delaware corporation and formerly a wholly-owned subsidiary of Parent ("Acquisition"), with and into MMD, as a result of which Acquisition ceased to exist as a separate entity, MMD became a wholly-owned subsidiary of Parent, and MMD changed its name to Hoechst Marion Roussel, Inc. HMRI is the owner of the securities to which this Statement relates.

     This Statement on Schedule 13D is hereby amended by substituting "Hoechst Marion Roussel, Inc." for "Marion Merrell Dow Inc." and "HMRI" for "MMD" wherever such terms appear, unless the context requires otherwise.

ITEM 2.   IDENTITY AND BACKGROUND.
-------   ------------------------

     Item 2 of this Schedule 13D is amended to read as follows:

     (a) - (c), (f) This Schedule is filed on behalf of Hoechst Marion Roussel, Inc., a Delaware corporation ("HMRI"), with a principal place of business and principal office located at 9300 Ward Parkway, Kansas City, Missouri 64114-0480. The principal business of HMRI is the discovery, development, manufacturing, marketing, and sale of pharmaceutical compounds for the treatment of human diseases. Information as to the executive officers and directors of HMRI is set forth in Exhibit 99.D hereto.

     This Schedule also is filed on behalf of Hoechst Corporation, a Delaware corporation ("Parent") and wholly owned subsidiary of Hoechst Aktiengesellschaft, a German corporation ("Hoechst AG"). Parent is a holding company for most of the U.S. operations of Hoechst AG, a multinational pharmaceutical and chemical company headquartered in Frankfurt, Germany. The principal place of business and principal office of Parent is Route 202-206, Somerville, New Jersey 08876-1258. Information as to the executive officers and directors of Parent is set forth in
Exhibit 99.E hereto.

     Parent beneficially owns 100.0% of the outstanding common stock of HMRI. Parent is filing this Schedule with respect to its possible deemed indirect ownership of HMRI's holdings of the Shares; however, Parent disclaims beneficial ownership of such securities.

     (d) - (e) During the last five years, neither HMRI, Parent, nor to their knowledge any of the persons listed in Exhibits 99.D and 99.E hereto, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, neither HMRI, Parent, nor to their knowledge any of the persons listed in Exhibits 99.D and 99.E hereto, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them was or is subject to a judgment, decree, or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
-------   -------------------------------------

     Paragraphs (a), (b), and (c) of Item 5 of this Schedule 13D are amended to read as follows:

     (a) HMRI beneficially owns 1,000,000 shares of the Issuer's Common Stock and an option to purchase an additional 250,000 shares, for aggregate beneficial ownership of 1,250,000 shares representing 6.13 percent of the Issuer's Common Stock outstanding at March 21, 1995, giving effect to the issuance of the Shares and the Option Shares. Neither Parent nor any executive officer or director of HMRI or Parent beneficially owns any of the Shares other than through their beneficial ownership of HMRI stock or stock of Hoechst AG. Parent does not beneficially own any other shares of Common Stock except through its beneficial ownership of HMRI stock. All executive officers and directors of HMRI and Parent beneficially own less than 1.0%, in the aggregate, of the outstanding common stock of HMRI.

     (b) HMRI has sole power to vote and sole power to dispose of the Shares. Neither Parent nor any executive officer or director of either HMRI or Parent has any power to vote or to direct the vote, or to dispose or to direct the disposition of, the Shares except to the extent that Parent or any such executive officer or director may be deemed to have any such power by reason of such person's relationship to or position with HMRI or Parent.

     (c) None. On July 18, 1995, Acquisition merged with and into HMRI, as a result of which HMRI became a wholly-owned subsidiary of Parent.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        HOECHST MARION ROUSSEL, INC.



Date: July 18, 1995                     By:  /s/ Rebecca R. Tilden
                                             Rebecca R. Tilden
                                             Vice President, Assistant
                                             General Counsel, and
                                             Assistant Secretary

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        HOECHST CORPORATION



Date:  July 18, 1995                    By:  /s/ Harry R. Benz
                                             Harry R. Benz
                                             Secretary and Treasurer